Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 25, 2014, to vote on the following proposal.
The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Two Class II Directors (Kenneth S. Davidson and
Nancy A. Eckl) each to serve for a three-year term expiring at the 2017 Annual Meeting and/or until his or her successor is duly elected and qualified.

Director	         For   		Withhold Authority
Kenneth S. Davidson	6,127,592	       146,911
Nancy A. Eckl		6,132,466	       142,037